Poniard Pharmaceuticals, Inc	7000 Shoreline Ct, Ste 270
South San Francisco, CA 94080
650.583.3774 main
650.583.3789 fax

November 12, 2007

VIA EDGAR

Mark Brunhofer

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, NE

Washington, D.C.  20549

Re:                             Poniard Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-16614

Dear Mr. Brunhofer:

As a follow-up to our phone conversation on November 6, 2007, this letter will formally confirm Poniard Pharmaceuticals, Inc.’s verbal request to extend the deadline for submission of the Company’s response to the Staff’s comment letter dated November 1, 2007, and your verbal agreement to such extension, to December 14, 2007.  This additional time will enable the Company to collect the detailed and technical scientific and other information required for a complete and comprehensive response to the Staff’s comments.

We appreciate your cooperation in this matter.   If you have further comments or concerns. please contact the undersigned directly at (206) 286-2501.

Very truly yours,

/s/ Mike Jackson
Mike Jackson
Director of Finance